Exhibit 99.1

Nayax Reports Third Quarter 2023 Financial Results

Revenue Grew to $60.3 Million Driven by Recurring Revenue Growth of 48% YoY

Net Income (Loss) Improved by almost $7 Million Compared to Q3 2022

Reaffirms FY 2023 Revenue Outlook and YoY Growth of at Least 35%

Raises Lower End of FY 2023 Earnings Guidance Range

HERZLIYA, Israel, November 7, 2023 (Globe Newswire) – Nayax Ltd. (Nasdaq, TASE: NYAX), a global commerce enablement, payments and loyalty platform designed to enable retailers to provide consumers with digital, cashless, connected commerce experiences, and enhance consumer loyalty and conversion, today announced its financial results for the third quarter 2023.

“Our strong third quarter performance was highlighted by a 48% increase in recurring revenue and overall gross margin, which continued trending higher to 38%, mostly driven by ongoing hardware gross margin improvement. Based on the strength of our operating leverage from high recurring revenue growth coupled with ongoing cost discipline, we saw marked improvement in our net income (loss) and Adjusted EBITDA. In Q3, Adjusted EBITDA surpassed the lower end of our full year 2023 guidance range, further accelerating our profitability,” said Yair Nechmad, Chief Executive Officer and Chairman of the Board. “Based on our strong performance to date and confidence in our growth aspirations, we are raising the lower end of our Adjusted EBITDA guidance range.”

Mr. Nechmad added, “We continue to support our employees in Israel during this difficult time, with the ongoing war in Israel. Our global business continues to operate without any material disruption due to the unyielding commitment of our employees in executing our mission, with a diverse supply chain, local offices that support sales and operations in their market and business continuity planning. We are thankful for the support and thoughtfulness that we have received from our customers, partners, and the financial community.”

Third Quarter Financial Highlights

(All comparisons are relative to the three-month period ended September 30, 2022, unless otherwise stated):

•	Total revenue of $60.3 million, grew 27.8%.

•	Recurring revenue from monthly SaaS and payment processing fees grew 47.8% and represented 67% of total revenue in Q3 2023.

Revenue Breakdown	Q3 2023 ($M)	Q3 2022 ($M)	Change (%)
SaaS Revenue	15.2	11.3	34.5%
Payment Processing Fees	25.0	15.9	57.2%

Total Recurring Revenue (*)	40.2	27.2	47.8%
POS Devices Revenue (**)	20.1	20.0	0.5%
Total Revenue	60.3	47.2	27.8%

(*) Recurring Revenue comprised of SaaS revenue and payment processing fees.
(**) POS Devices Revenue includes revenues that are derived from the sale of our hardware products.

•
Overall gross margin continued to trend higher. Q3 2023 gross margin of 38% was higher compared to Q2 2023 of 37% and Q3 2022 of 34%. The increase was mainly attributed to our hardware gross margin improvement. In Q3, hardware gross margin improved to 21% from 19% in Q2 2023 and 12% in Q1 2023. Year-to-date September 30, 2023, hardware gross margin was 17%, within the annual target range, previously communicated.

•	Gross profit reached $23.0 million, an increase of 46%.

•
Operating expenses, including research and development, share-based compensation expenses, and depreciation and amortization amounted to $23.9 million, a decrease of 1% from Q2 2023, reflecting lower SG&A costs. Q3 did not have any material impact from foreign currency exchange rate fluctuations compared to Q2 2023.

•	Operating expenses as a percent of total revenue improved to 40% of Q3 2023 total revenue, compared to 50% of Q3 2022 total revenue.

•	Q3 2023 operating loss was $1.5 million, compared to an operating loss of $9.2 million in Q3 2022, representing a significant improvement, driven mostly by revenue growth outpacing expense growth.

•
Net loss for Q3 2023 improved significantly from a net loss of $9.9 million or ($0.300) per diluted share to a net loss of $3.1 million, or ($0.093) per diluted share, an improvement of almost $7 million.

•
We continued to make significant strides in improving our profitability. Adjusted EBITDA was a positive $3.5 million, a marked improvement of $7.2 million to Adjusted EBITDA compared to negative $3.7 million in Q3 2022. Q3 Adjusted EBITDA more than doubled compared to Q2 2023 Adjusted EBITDA of $1.3 million.

•
Cash and cash equivalents reached $39.8 million. The $8.8 million increase in the quarter is due to the additional credit facility to fund the proposed Retail Pro International acquisition announced on October 30, 2023.

Explanation of Company Revenues

The Company provides payment processing and business operations software solutions and services through its global cashless payment platform. Nayax generates revenue from the sale of its POS devices, a monthly subscription fee for access to its SaaS solutions, and payment processing fees for transactions made at the point-of-sale and through its global platform, as provided in the chart above.

In Q3 2023, the Company recorded strong growth in its recurring revenue from SaaS and payment processing, reflecting 67% of total revenue. This increase in recurring revenue represents growth in both the number of transactions processed through our devices as well as an increase in total transaction value, in addition to an increase in SaaS revenue. This growth is a result of our growing install base of managed and connected devices as well as the continued rapid adoption of cashless payments by consumers.

Third Quarter Business and Operational Highlights

(All comparisons are relative to the three-month period ended September 30, 2022, unless otherwise stated):

•
Customer expansion continued this quarter, with an additional 4,000 new customers across our global, diverse footprint. This brings our total customer base to 60,000, as of September 30, 2023, an increase of 43%.

•
Dollar-based net retention rate increased to 145%, reflecting the high satisfaction and loyalty our customers place on our comprehensive solutions to increase their revenue and improve their operations.

•
Added 50,000 managed and connected devices during the quarter, driven by robust customer demand, bringing the total number of managed and connected devices to 874,000 for Q3 2023. This represents an increase of 27.6%.

•	Number of processed transactions grew by 39% to 473 million.

•	Total transaction value increased by 61% to $989 million.

•
Signed a strategic partnership with Turkey’s Duzey, the largest Koç Holding company in the fast-moving consumer goods sector. The partnership was initiated with the installation of Nayax devices on vending machines in public locations and factory locations throughout Turkey and will eventually expand to other locations in Europe.

•
Nayax Coinbridge entered into a strategic partnership with Giift, a global leader in loyalty technology solutions. The collaboration marks a significant milestone for the loyalty industry by introducing the world’s first open-loop Loyalty to Payments™ solution, powered via CoinBridge by Nayax’s patented technology.

•	Signed partnership agreement with a leading US car manufacturer for EV chargers in each dealership for public use.

Operational Metrics

We regularly monitor various operational metrics to help us evaluate our business, identify trends affecting our business, formulate business plans and make strategic decisions. We believe these financial and operating metrics are useful in evaluating our business. Although these operating and financial metrics are frequently used by investors and security analysts in their evaluation of companies, such metrics have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results of operations as reported under IFRS. In addition, our operating and financial metrics may be calculated in a different manner than similarly titled metrics used by other companies.

Key Performance Indicators	Q3 2023	Q3 2022	Change (%)
Total Transaction Value ($m)	989	616	60.6%
Number of Processed Transactions (millions)	473	341	38.7%
Take Rate % (Payments) (*)	2.53%	2.59%	-2.3%
Managed and Connected Devices	874,000	685,000	27.6%

(*) Payment service providers typically take a percentage of every transaction in exchange for facilitating the movement of funds from the buyer to the seller. Take rate % (payments) is calculated by dividing the total dollar transaction value by the Company’s processing revenue in the same quarter.

Recent Development

•
On October 30, 2023, we announced a definitive agreement to acquire Retail Pro International. The proposed transaction is expected to close in Q4 2023, subject to the satisfaction of customary closing conditions.

Outlook:

Full-Year 2023 Outlook:

•	Reaffirming revenue on a constant currency basis to be in the range of $235 million to $240 million, representing year-over-year growth of at least 35%.

•	Reaffirming operating expenses to stay flat from Q4 2022 annualized run rate.

•	Revising Adjusted EBITDA to a range between $4 to $7 million in FY 2023 from $3 to $7 million.

Full-Year 2023 Assumptions:

•	Continued execution of strategic growth plans and benefits of secular trends in digital payments.

•	Customer demand continues to be strong.

•	Assumes no material changes in macroeconomic conditions.

The outlook provided above constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. See cautionary note regarding “Forward-looking Statements” below.

We cannot reconcile expected 2023 Adjusted EBITDA to expected net income without unreasonable effort because certain items that impact net income and other reconciling metrics are out of our control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on our IFRS financial results.

Mid-Term Outlook:

•
We are reaffirming our mid-term revenue outlook of 35% annual growth, driven by organic growth initiatives, with customer growth, market penetration and continued expansion of our integrated payments platform as well as our emerging growth engines and strategic M&A.

Long-Term Outlook:

•	We are reaffirming our long-term outlook of 35% annual growth, driven by organic growth initiatives and strategic M&A.
•
Our long-term gross margin target of 50% is driven by leasing options for IoT POS, growing SaaS revenue and payment processing fees along with services offering through our emerging growth initiatives.

•	Our long-term Adjusted EBITDA margin target is 30%.

Conference Calls:

Nayax will host two conference calls and webcasts on November 7, 2023. The first in English and the other in Hebrew to discuss second quarter 2023 results. The call in English will be held at 8:30 a.m. Eastern Time, 3:30 p.m. Israel Time and 5:30 a.m. Pacific Time, followed by the conference call in Hebrew at 9:30 a.m. Eastern Time, 4:30 p.m. Israel time and 6:30 a.m. Pacific Time. Participating on the call will be Yair Nechmad, Chief Executive Officer and Sagit Manor, Chief Financial Officer.

For the conference call in English, we encourage participants to pre-register using the link below. Those who pre-register will be given a unique PIN to gain immediate access to the call, bypassing the live operator. Participants may pre-register any time, including up to and after the call/webcast start time. You will immediately receive an online confirmation, an email with the dial in number and a calendar invitation for the event.

To pre-register, go to:

https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10021594&linkSecurityString=19435491de

For those who are unable to pre-register, kindly join the conference call/webcast by using one of the dial-in numbers or clicking the webcast link below.

U.S. TOLL-FREE: 1-855-327-6837
ISRAEL TOLL-FREE: 1-809-458-327
INTERNATIONAL TOLL-FREE: 1-631-891-4304

WEBCAST LINK:
https://viavid.webcasts.com/starthere.jsp?ei=1606993&tp_key=3488b5dcfc

Participants may also register and join the conference call/webcast by visiting the Events section of the Nayax website, found here: Events

Following the conference call, a replay will be available until November 21, 2023. To access the replay, please dial one of the following numbers:

Replay TOLL-FREE: 1-844-512-2921
Replay TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10021594

An archive of the audio webcast will be available on Nayax's Investor Relations website.

Nayax - Investor Relations

To access the conference call/webcast in Hebrew, use the link with below:
https://us02web.zoom.us/j/84359216106

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief, or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment over the world; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including ongoing military conflicts in the region; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; factors relating to the acquisition of Retail Pro International, including but not limited to the financing for and payment of the acquisition and our ability to effectively and efficiently integrate the acquired business into our existing business; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 1, 2023 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward- looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

Use of Non-IFRS Financial Information

In addition to various operational metrics and financial measures in accordance with accounting principles generally accepted under International Financial Reporting Standards, or IFRS, this press release contains Adjusted EBITDA, a non-IFRS financial measure, as a measure to evaluate our past results and future prospects.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we define as loss for the period plus finance expenses, tax expense, depreciation and amortization, share-based compensation costs, non-recurring issuance costs and our share in losses of associates accounted for by the equity method.

We present Adjusted EBITDA in this press release because it is a measure that our management and board of directors utilize as a measure to evaluate our operating performance and for internal planning and forecasting purposes. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe that Adjusted EBITDA, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because it provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies because it provides consistency and comparability with past financial performance. However, our management does not consider this non-IFRS measure in isolation or as an alternative to financial measures determined in accordance with IFRS.

Adjusted EBITDA is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Adjusted EBITDA may be different from similarly titled measures used by other companies. The principal limitation of Adjusted EBITDA is that it excludes significant expenses that are required by IFRS to be recorded in our financial statements, as further detailed above. In addition, it is subject to inherent limitations as it reflects the exercise of judgment by management about which expenses are excluded or included in determining Adjusted EBITDA.

A reconciliation is provided at the end of this press release for Adjusted EBITDA to net loss, the most directly comparable financial measure prepared in accordance with IFRS. Investors are encouraged to review net loss and the reconciliation to Adjusted EBITDA included below and to not rely on any single financial measure to evaluate our business.

Constant Currency

Nayax presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. Nayax provides this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with IFRS.

The Company cannot provide expected 2023 net income without unreasonable effort because certain items that impact net income are out of the Company's control and/or cannot be reasonably predicted at this time, which unavailable information could have a significant impact on the Company’s IFRS financial results.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants increase their revenue while decreasing their operational cost. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and consumer engagement tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. Today, Nayax has 9 global offices, approximately 800 employees, connections to more than 80 merchant acquirers and payment method integrations and is a recognized payment facilitator worldwide. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Investor Relations Contact:
Virginea Stuart Gibson
Vice President, Investor Relations
virgineas@nayax.com

Public Relations Contact:
Courtney Tolbert
5W PR
ctolbert@5wpr.co

NAYAX LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2023
(Unaudited)

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	September 30	December 31
	2023	2022
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	39,803	33,880
Restricted cash transferable to customers for processing activity	50,957	34,119
Short-term bank deposits	1,250	83
Receivables in respect of processing activity	40,384	25,382
Trade receivable, net	29,986	27,412
Inventory	19,788	23,807
Other current assets	5,765	5,777
Total current assets	187,933	150,460

NON-CURRENT ASSETS:
Long-term bank deposits	1,284	1,336
Other long-term assets	5,354	2,948
Investment in associates	5,335	6,579
Right-of-use assets, net	5,853	7,381
Property and equipment, net	5,609	6,668
Goodwill and intangible assets, net	61,235	55,116
Total non-current assets	84,670	80,028
TOTAL ASSETS	272,603	230,488

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (continued)

	September 30	December 31
	2023	2022
	U.S. dollars in thousands
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	26,810	7,684
Current maturities of long-term bank loans	1,022	1,052
Current maturities of loans from others and other long-term liabilities	5,137	4,126
Current maturities of leases liabilities	2,159	2,206
Payables in respect of processing activity	100,903	63,336
Trade payables	10,730	14,574
Other payables	17,773	17,229
Total current liabilities	164,534	110,207

NON-CURRENT LIABILITIES:
Long-term bank loans	573	1,444
Long-term loans from others and other long-term liabilities	2,715	7,062
Post-employment benefit obligations, net	446	403
Lease liabilities	4,392	5,944
Deferred income taxes	640	793
Total non-current liabilities	8,766	15,646
TOTAL LIABILITIES	173,300	125,853

EQUITY:
Share capital	8	8
Additional paid in capital	153,524	151,406
Capital reserves	9,954	9,771
Accumulated deficit	(64,183)	(56,550)
TOTAL EQUITY	99,303	104,635
TOTAL LIABILITIES AND EQUITY	272,603	230,488

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022
	U.S. dollars in thousands
	(Excluding loss per share data)

Revenues	168,896	122,592	60,327	47,249
Cost of revenues	(107,189)	(79,584)	(37,351)	(31,440)
Gross Profit	61,707	43,008	22,976	15,809

Research and development expenses	(15,420)	(16,691)	(5,314)	(5,999)
Selling, general and administrative expenses	(50,804)	(46,664)	(16,837)	(16,718)
Depreciation and amortization in respect of technology and capitalized development costs	(4,609)	(3,128)	(1,795)	(1,017)
Other expenses, net	-	(1,690)	-	(824)
Share of loss of equity method investee	(1,244)	(1,499)	(503)	(428)
Operating loss	(10,370)	(26,664)	(1,473)	(9,177)
Finance expenses, net	(1,355)	(2,888)	(1,237)	(531)
Loss before taxes on income	(11,725)	(29,552)	(2,710)	(9,708)
Income tax expense	(869)	(444)	(384)	(159)
Loss for the period	(12,594)	(29,996)	(3,094)	(9,867)
Loss per share attributed to shareholders of the Company:
Basic and diluted loss per share	(0.381)	(0.914)	(0.093)	(0.300)

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022
	U.S. dollars in thousands
Loss for the period	(12,594)	(29,996)	(3,094)	(9,867)

Other comprehensive loss for the period:
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	183	(455)	74	34
Total comprehensive loss for the period	(12,411)	(30,451)	(3,020)	(9,833)

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at January 1, 2023:	8	151,406	248	9,503	20	(56,550)	104,635
Changes in the nine months ended September 30, 2023:
Loss for the period	-	-	-	-	-	(12,594)	(12,594)
Other comprehensive income for the period	-	-	-	-	183	-	183
Employee options exercised	*	2,118	-	-	-	-	2,118
Share-based compensation	-	-	-	-	-	4,961	4,961
Balance on September 30, 2023:	8	153,524	248	9,503	203	(64,183)	99,303

Balance at January 1, 2022:	8	150,366	102	9,503	394	(28,697)	131,676
Changes in the nine months ended September 30, 2022:
Loss for the period	-	-	-	-	-	(29,996)	(29,996)
Other comprehensive loss for the period	-	-	-	-	(455)	-	(455)
Employee options exercised	*	700	-	-	-	-	700
Share-based compensation	-	-	-	-	-	7,665	7,665
Balance on September 30, 2022:	8	151,066	102	9,503	(61)	(51,028)	109,590

(*) Represents an amount lower than $1 thousand.

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Share capital	Additional paid in capital	Remeasurement of post-employment benefit obligations	Other capital reserves	Foreign currency translation reserve	Accumulated deficit	Total equity
	U.S. dollars in thousands

Balance at July 1, 2023:	8	152,648	248	9,503	129	(62,580)	99,956
Changes in the three months ended September 30, 2023:
Loss for the period	-	-	-	-	-	(3,094)	(3,094)
Other comprehensive income for the period	-	-	-	-	74	-	74
Employee options exercised	*	876	-	-	-	-	876
Share-based compensation	-	-	-	-	-	1,491	1,491
Balance on September 30, 2023:	8	153,524	248	9,503	203	(64,183)	99,303

Balance at July 1, 2022:	8	150,763	102	9,503	(95)	(43,191)	117,090
Changes in the three months ended September 30, 2022:							-
Loss for the period	-	-	-	-	-	(9,867)	(9,867)
Other comprehensive loss for the period	-	-	-	-	34	-	34
Employee options exercised	*	303	-	-	-	-	303
Share-based compensation	-	-	-	-	-	2,030	2,030
Balance on September 30, 2022:	8	151,066	102	9,503	(61)	(51,028)	109,590

(*) Represents an amount lower than $1 thousand.

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(12,594)	(29,996)	(3,094)	(9,867)
Adjustments to reconcile net loss to net cash provided by operations (see Appendix A)	16,810	5,623	8,088	3,681
Net cash provided by (used in) operating activities	4,216	(24,373)	4,994	(6,186)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized development costs	(12,250)	(9,663)	(4,266)	(3,532)
Acquisition of property and equipment	(341)	(828)	(67)	(229)
Loans granted to an equity method investee	(620)	-	-	-
Decrease (Increase) in bank deposits	(1,200)	(981)	(18)	6,067
Payments for acquisitions of subsidiaries, net of cash acquired	-	440	-	-
Payment of deferred consideration with respect to business combinations	-	(4,500)	-	(4,500)
Interest received	1,021	43	573	8
Investments in financial assets	(195)	(6,686)	(98)	-
Proceeds from sub-lessee	110	-	41	-
Net cash used in investing activities	(13,475)	(22,175)	(3,835)	(2,186)

CASH FLOWS FROM FINANCING ACTIVITIES:
Interest paid	(1,757)	(384)	(737)	(123)
Changes in short-term bank credit	20,103	-	9,229	-
Royalties paid in respect to government assistance plans	-	(40)	-	(4)
Transactions with non-controlling interests	-	(186)	-	-
Repayment of long-term bank loans	(749)	(2,025)	(247)	(314)
Repayment of long-term loans from others	(3,074)	(2,167)	(813)	(599)
Repayment of other long-term liabilities	(226)	(218)	(23)	(70)
Employee options exercised	1,940	775	907	274
Principal lease payments	(1,575)	(1,168)	(512)	(512)
Net cash provided by (used in) financing activities	14,662	(5,413)	7,804	(1,348)

Increase (decrease) in cash and cash equivalents	5,403	(51,961)	8,963	(9,720)
Balance of cash and cash equivalents at beginning of period	33,880	87,332	31,050	41,762
Gains (losses) from exchange differences on cash and cash equivalents	211	(4,581)	(326)	(684)
Gains from translation differences on cash and cash equivalents of foreign activity operations	309	753	116	185
Balance of cash and cash equivalents at end of period	39,803	31,543	39,803	31,543

NAYAX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) (Continued)

	Nine months ended September 30		Three months ended September 30
	2023	2022	2023	2022
	U.S. dollars in thousands
Appendix A – adjustments to reconcile net loss to net cash provided by operations:

Adjustments in respect of:
Depreciation and amortization	9,002	6,293	3,219	2,357
Post-employment benefit obligations, net	44	(30)	18	12
Deferred taxes	(107)	(145)	(35)	(38)
Finance expenses (income), net	(1,233)	3,381	(215)	393
Expenses in respect of long-term employee benefits	232	173	134	82
Share of loss of equity method investees	1,244	1,499	503	428
Long-term deferred income	(88)	(78)	(36)	(26)
Expenses in respect of share-based compensation	4,264	7,000	1,279	1,835
Total adjustments	13,358	18,093	4,867	5,043

Changes in operating asset and liability items:
Increase in restricted cash transferable to customers for processing activity	(16,838)	(11,229)	(382)	(2,208)
Decrease (increase) in receivables from processing activity	(15,003)	(6,375)	(7,980)	1,590
Decrease (increase) in trade receivables	(2,779)	(4,438)	2,170	1,413
Decrease (increase) in other current assets	1,106	(3,156)	1,344	3,907
Decrease (Increase) in inventory	3,958	(14,006)	3,108	(3,798)
Increase in payables in respect of processing activity	37,567	18,115	6,057	2,470
Increase (Decrease) in trade payables	(2,825)	7,233	(793)	(4,873)
Increase (Decrease) in other payables	(1,734)	1,386	(303)	137
Total changes in operating asset and liability items	3,452	(12,470)	3,221	(1,362)
Total adjustments to reconcile net loss to net cash provided by operations	16,810	5,623	8,088	3,681

Appendix B – Information regarding investing and financing activities not involving cash flows:

Purchase of property and equipment in credit	142	713	142	713
Acquisition of right-of-use assets through lease liabilities	338	1,200	-	820
Share based payments costs attributed to development activities, capitalized as intangible assets	697	665	212	195
Recognition of receivable balance in respect of sub-lease against derecognition of right-of-use asset in respect of lease of buildings	455	-	-	-

        IFRS to Non-IFRS

The following is a reconciliation of loss for the period, the most directly comparable IFRS financial measure, to Adjusted EBITDA for each of the periods indicated.

	Quarter ended as of (U.S. dollars in thousands)
	Sep 30, 2023	Sep 30, 2022
Loss for the period	(3,094)	(9,867)
Finance expense, net	1,237	531
Tax expense	384	159
Depreciation and amortization	3,219	2,357
EBITDA	1,746	(6,820)
Expenses in respect of share-based compensation	1,279	1,835
Non-Recurring issuance costs	-	824
Share of loss of equity method investee (1)	503	428
ADJUSTED EBITDA (2)	3,528	(3,733)

(1) Equity method investee is related to our 2021 investment in Tigapo and IOT Technologies

(2) For historical years comparison (2020-2022), when excluding (i) product costs increase due to global components shortage (ii) bonus plan for non-sales employees that was introduced in Q3 2021, Adjusted EBITDA for Q3 2022 and Q3 2023 improved to $0.5M and $6.1M respectively.